EXHIBIT 99

Flight Safety Technologies, Inc. Receives Fiscal 2004 Funding for SOCRATES(TM)

MYSTIC, CT (December 8, 2004) - Flight Safety Technologies, Inc. (AMEX:FLT) received an additional $3.2 million modification to its contract with the U.S. Department of Transportation's Volpe Center to continue its work on the company's SOCRATES(TM) technology.

SOCRATES(TM) is the company's patented laser-acoustic technology which is being developed and tested as a potential airport sensor to detect and track aircraft wake vortices. The funds for the modification were part of the federal government's fiscal 2004 appropriation under the NASA aeronautical research program. As and when set forth in the contract modification statement of work, Volpe will advance the funds to the company to complete the expansion of the SOCRATES(TM) wake vortex sensor from a 4-beam configuration to a 16-beam configuration and test the new 16-beam configuration, after completion of the expanded hardware and software. The test will be a "shakedown" test whose limited purpose is intended to demonstrate if the sensor has the ability to detect the aircraft wake acoustic emissions at stand-off ranges of up to a mile from the sensor location. This test is tentatively planned for around the middle of the summer of 2005 at an airport to be determined by the government.

The company recently announced that Congress added an additional $5 million, earmarked for the continued research and development of the SOCRATES(TM) technology, as part of the fiscal 2005 appropriations budget, which has now been signed into law by the President. The company must negotiate and execute a contract and obtain approval for specific work orders before it receives contract revenue from such funding. This process typically takes six months or more and involves extensive negotiation between the company and the government. Therefore, there can be no assurance as to when and how much of these funds, if any, will be made available to the company. However, when and if these further funds are made available, it is anticipated that the company would use them to further expand the SOCRATES(TM) wake vortex sensor to a 32-beam configuration that would be tested as part of an integrated multi-sensor wake vortex advisory system. The company's ultimate goal will be to test the sensor in an integrated system that demonstrates enhancements to aviation safety and capacity by facilitating more efficient utilization of existing airport runways.

For further information, please contact Todd Atenhan or James Kautz at the company's investor relations firm at 1-888-917-5105. In addition, more extensive information on the company can be found on its website at www.flysafetech.com and in its current SEC filings.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This release contains forward looking statements identified by the use of words such as should, believes, plans, goals, expects, may, will, objectives, missions, or the negative thereof, other variations thereon or comparable terminology. Such statements are based on currently available information which management has assessed but which is dynamic and subject to rapid change due to risks and uncertainties that affect our business, including, but not limited to, the outcome of an informal inquiry by the SEC that appears to be in connection with certain analysts reports about us and our press releases, the outcome of pending class action litigation alleging violations of federal securities laws, whether the government will implement WVAS at all or with the inclusion of a SOCRATES(TM) wake vortex sensor, the impact of competitive products and pricing, limited visibility into future product demand, slower economic growth generally, difficulties inherent in the development of complex technology, new products sufficiency, availability of capital to fund operations, research and development, fluctuations in operating results, and other risks detailed from time to time in Flight Safety Technologies, Inc.'s filings with the Securities and Exchange Commission.   Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be forward looking statements.   Forward looking statements involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.

Contact:

EPOCH Financial Group, Inc.
Todd Atenhan or James Kautz
(888) 917-5105